Exhibit 2

AFFIMED N.V.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements as of and for the three and nine month periods ended September 30, 2014 and 2013 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements, and the notes thereto, which appear in our prospectus (our “Final Prospectus”) relating to our Registration Statement on Form F-1, as amended (Registration No. 333-197097), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed Therapeutics AG or Affimed Therapeutics B.V. and its subsidiary prior to the completion of our corporate reorganization in connection with our initial public offering, and Affimed N.V. and its subsidiary as of the completion of our corporate reorganization and thereafter. See “Corporate Reorganization” in the Final Prospectus.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

This discussion and analysis is dated as of November 18, 2014.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture, our TandAbs bind to their targets with high affinity and have half-lives that allow intravenous administration rather than require continuous infusion. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to-date, that our product candidates may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our initial public offering of our common shares, private placements of equity securities and the incurrence of loans, including convertible loans - through September 30, 2014, we have raised an aggregate of €108.9 million through our initial public offering as well as the issuance of equity including convertible loans - and through government grants and milestone payments for collaborative research and development services. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or our collaboration partners obtain marketing approval for, and commercialize any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the years ended December 31, 2012 and 2013, we incurred net losses of €14.3 million and €26.1 million, respectively. For the nine months ended September 30, 2013 and 2014, we incurred a loss of €23.5 million and income of €4.9 million, respectively.  Our financial statements were materially affected by the corporate reorganization and the re-measurement of all positions presented at fair value. (see Note 2 to our financial statements as of and for the three and nine month period ending September 30, 2014). As of September 30, 2014, we had an accumulated deficit of €94.7 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

Recent Developments

On September 17, 2014, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-197097) that was declared effective on September 11, 2014. Under the registration statement, we sold an aggregate of 8,000,000 common shares. All of these common shares were sold at a price to the public of $7.00 per share. Our common shares are listed on the NASDAQ Global Market under the symbol “AFMD.”

We expect the dosing of the first patient in the phase 2a clinical study for AFM13 in early 2015, rather than during the fourth quarter of 2014. These updated timelines are the result of an administrative process at the clinical trial sites and are not expected to impact the overall timeline for reporting interim clinical results, which are still anticipated during 2015.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Collaboration Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Final Prospectus.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•
AFM13. We are planning to have two phase 2a clinical trials conducted: one trial in patients with Hodgkin Lymphoma, or HL, and a second trial in Cutaneous T-Cell Lymphoma. We anticipate that our research and development expenses will increase substantially in connection with the continued preparation and commencement of the phase 2a clinical trials.

•
AFM11.  We have recently initiated a phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. We anticipate that our research and development expenses will increase substantially as we continue to enroll patients for this clinical trial and add further sites in Germany and the United States. In 2013, the costs we incurred were primarily related to the cGMP manufacturing of clinical material for the phase 1 trial. In 2014, however, costs predominantly related to preparatory work for our phase 1 clinical trial.

•
Other development programs.  Our other research and development expenses relate to our preclinical studies of AFM21, our Amphivena collaboration and discovery activities. The expenses mainly consist of salaries, costs for production of material for preclinical testing and costs paid to contract research organizations in conjunction with preclinical-testing.

For a discussion of our other key financial statement line items, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Operations Overview” in the Final Prospectus.

Results of Operations

The numbers below have been derived from our unaudited interim condensed consolidated financial statements as of and for the three and nine month periods ended September 30, 2013 and 2014. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2013 and 2014

	Three Months ended September 30,
	2013	2014
	(unaudited)
	(in € thousand)

Total Revenue:	191	1,892
Other income/(expenses)—net	109	110
Research and development expenses	(2,790)	(2,181)
General and administrative expenses	(3,939)	(249)
Operating income/(loss)	(6,429)	(428)
Finance income / (costs)—net	(5,128)	7,751
Income/(Loss) before tax	(11,557)	7,323
Income taxes	7	10
Income/(loss) for the period	(11,550)	7,333
Total comprehensive income/(loss)
Earnings/(loss) per common share in € per share	(40.36)	2.17

Revenue

Revenue increased by 891% from €0.2 million in the three months ended September 30, 2013 to €1.9 million for the three months ended September 30, 2014, due to the revenue recognition upon achievement of a milestone pursuant to the Amphivena collaboration, and was partially offset by declining AbCheck revenues in the three months ended September 30, 2014.

Research and development expenses

	Three months ended September 30,
R&D Expenses by Project	2013	2014	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	249	1,557	525%
AFM11	632	242	(38%)
Other projects	638	1,217	91%
Share-based payment expense/(credit)	1,272	(835)
Total	2,790	2,181	(22%)

Research and development expense decreased by 22% from €2.8 million in the three months ended September 30, 2013 to €2.2 million in the three months ended September 30, 2014, due to a credit to the share-based payment expense resulting from a re-measurement gain at consummation of the initial public offering (see Note 2 to our financial statements as of and for the three and nine month period ending September 30, 2014). The variances in expense between the three months ended September 30, 2013 and the corresponding period in 2014 are mainly due to the following projects:

•
AFM13. In the three months ended September 30, 2014 we incurred higher expenses than in the three months ended September 30, 2013 primarily due to the manufacturing of clinical material for our phase 2a trial.

•
AFM11.  In the three months ended September 30, 2014, clinical expenses were lower than in the three months ended September 30, 2013. In the 2013 period, expenses were higher due to the manufacturing of materials for clinical trials.

•
Other projects.  In the three months ended September 30, 2014 the costs in the other projects increased due to personnel-intensive R&D activities in the Amphivena collaboration.  In contrast, in the three months ended September 30, 2013, our expenses were related to discovery work related to the TandAb platform.

General and administrative expenses

General and administrative expenses decreased 91% from €3.9 million in the three months ended September 30, 2013 to €0.2 million in the three months ended September 30, 2014, mainly due to a credit to share-based payment expenses resulting from a re-measurement gain at consummation of the initial public offering. In the third quarter 2013 the costs were largely affected by legal expenses for the negotiation of the Amphivena and the LLS collaborations. In the third quarter of 2014, costs increased due to legal and auditing expenses for our initial public offering preparations and legal costs associated with the formation of our legal entity in the Netherlands and the negotiation of the Perceptive Credit Facility (as defined herein).

General and administrative expenses in the three months ended September 30, 2014 increased significantly due to the preparation and execution of the Series E financing, the negotiation of the Perceptive Credit Facility and our initial public offering. While we do not expect to incur a similar level of transaction-related expenses in the foreseeable future, we expect that our non-transaction related general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Finance income / (costs)-net

Finance income increased in the three months ended September 30, 2014 as compared to the three months ended September 30, 2013, as a result of the following transactions up to the consummation of the initial public offering and subsequently: the interest expense for preferred shares, the interest expense for the convertible loan, the interest expense for borrowings under the Perceptive Credit Facility, an extinguishment gain on the exchange of preferred shares of Affimed Therapeutics AG into common shares of Affimed N.V., the remeasurement gain resulting from changes in fair value and the extinguishment gain of the derivative conversion feature(see the table in Note 5 to our financial statements as of and for the three and nine month period ending September 30, 2014).

Income taxes

During the three months ended September 30, 2014, we have recorded an income tax gain of €10,000 which are fully related to AbCheck activities.

Comparison of the nine months ended September 30, 2013 and 2014

	Nine Months ended September 30,
	2013	2014
	(unaudited)
	(in € thousand)

Total Revenue:	462	3,301
Other income/(expenses)—net	459	223
Research and development expenses	(8,913)	(5,468)
General and administrative expenses	(6,364)	(600)
Operating income/(loss)	(14,356)	(2,544)
Finance income / (costs)—net	(9,202)	7,547
Income/(Loss) before tax	(23,558)	5,003
Income taxes	9	38
Income/(loss) for the period	(23,549)	5,041
Total comprehensive income/(loss)
Earnings/(loss) per common share in € per share	(82.29)	3.79

Revenue increased 715% from €0.46 million in the nine months ended September 30, 2013 to €3.3 million for the nine months ended September 30, 2014, due to the revenue recognition upon achievement of milestones pursuant to the Amphivena and LLS collaborations, and was partially offset by declining AbCheck revenues in the nine months ended September 30, 2014.

Research and development expenses

	Nine months ended September 30,
R&D Expenses by Project	2013	2014	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	773	2,190	183%
AFM11	3,461	1,291	(63%)
Other projects	2,213	3,592	62%
Share-based payment expense/(credit)	2,466	(1,605)
Total	8,913	5,468	(39%)

Research and development expense decreased 39% from €8.9 million in the nine months ended September 30, 2013 to €5.5 million in the nine months ended September 30, 2014. The variances in expense between the nine months ended September 30, 2013 and the corresponding period in 2014 are mainly due to the following projects:

•	AFM13. In the nine months ended September 30, 2014 we incurred higher expenses due to the preparation for the phase 2a clinical trial and the manufacturing of clinical material for the phase 2a trial.

•
AFM11.  In the nine months ended September 30, 2014, clinical expenses were lower than in the nine months ended September 30, 2013. In the 2013 period, expenses were higher due to the manufacturing of materials for clinical trials.

•
Other projects.  In the nine months ended September 30, 2014 we continued to incur substantial costs related to the activities of the Amphivena collaboration. In contrast, for the nine months ended September 30, 2013, the collaboration had only been initiated at the beginning of the third quarter.

General and administrative expenses

General and administrative expenses decreased 89% from €6.4 million in the nine months ended September 30, 2013 to €0.6 million in the nine months ended September 30, 2014, due to a credit to share-based payment expenses resulting from a re-measurement gain. The expenses in the nine months ended Sept. 30, 2014 were primarily related to legal and auditing expenses for our initial public offering preparations.

General and administrative expenses in the nine months ended September 30, 2014 increased significantly due to the preparation and execution of the Series E financing, the negotiation of the Perceptive Credit Facility and our initial public offering. While we do not expect to incur a similar level of transaction-related expenses in the foreseeable future, we expect that our non-transaction related general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Finance income / (costs)-net

We recognized finance income net for the nine months ended September 30, 2014 of €7.6 million. The income reflects the same transactions as described above under Finance income / (costs) – net.

Finance income increased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 as a result of the transactions described above under Finance income / (costs) – net in the comparison of the three months ended September 30, 2013 and 2014 (see the table in Note 5 to our financial statements as of and for the three and nine month period ending September 30, 2014).

Income taxes

During the nine months ended September 30, 2014, we recorded a (deferred) income tax gain of €38,000, which is fully related to AbCheck activities.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our initial public offering of our common shares, private placements of equity securities and loans from existing shareholders.

Cash flows

Comparison of the three months ended September 30, 2013 and 2014

The table below summarizes our consolidated statement of cash flows for the three months ended September 30, 2014 and 2013:

	Three months ended September 30,
	2013	2014
	(unaudited)
	(in € thousand)

Net cash used (gained) in operating activities	2,773	(1,716)
Net cash used for investing activities	(18)	(228)
Net cash generated from financing activities	2,890	45,690
Net changes to cash and cash equivalents	5,645	43,746
Cash and cash equivalents at the beginning of the period	796	1,800
Cash and cash equivalents at the end of the period	6,441	45,546

The increase in net cash used in operating activities from a gain of €2.8 million in the three months ended September 30, 2013 to €1.7 million used in operating activities in the three months ended September 30, 2014 was mainly due to higher payments from both the Amphivena and LLS collaborations in the third quarter of 2013 and higher research and development expenses and general and administrative spending in the three months ended September 30, 2014.

The increase in net cash used for investing activities by 1,167% from €18,000 in the three months ended September 30, 2013 to €228,000 in the three months ended September 30, 2014 was due to acquisition of laboratory equipment and software.

The increase in net cash generated from financing activities from €2.9 million in the three months ended September 30, 2013 to €45.7 million in the three months ended September 30, 2014 was mainly due to an increase in average cash and cash equivalents following the completion of our initial public offering, net of underwriter discounts and commissions and directly attributable offering expenses, the Series E Financing and the borrowing of funds under the Perceptive Credit Facility.

Comparison of the nine months ended September 30, 2013 and 2014

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2014 and 2013:

	Nine months ended September 30,
	2013	2014
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(3,410)	(5,103)
Net cash used for investing activities	(146)	(270)
Net cash generated from financing activities	5,095	46,768
Net changes to cash and cash equivalents	1,539	41,395
Cash and cash equivalents at the beginning of the period	4,902	4,151
Cash and cash equivalents at the end of the period	6,441	45,546

The increase in net cash used in operating activities by 49.6% from €3.4 million in the nine months ended September 30, 2013 to €5.1 million in the nine months ended September 30, 2014 was mainly due to higher research and development expenses and general and administrative spending.

The increase in net cash used for investing activities by 84.9% from €0.1 million in the nine months ended September 30, 2013 to €0.3 million in the nine months ended September 30, 2014 was mainly due to acquisition of laboratory equipment and software.

The increase in net cash generated from financing activities by 818% from €5.1 million in the nine months ended September 30, 2013 to €46.8 million in the nine months ended September 30, 2014 was mainly due to an increase in average cash and cash equivalents following the completion of our initial public offering, net of underwriter discounts and commissions and directly attributable offering expenses, the Series E Financing and the borrowing of funds under the Perceptive Credit Facility.

Cash and funding sources

On July 24, 2014, our subsidiary Affimed Therapeutics AG entered into an agreement for a loan facility (the “Perceptive Credit Facility”) with an affiliate of Perceptive Advisors LLC. The Perceptive Credit Facility provides for aggregate funding of $14.0 million, including $5.5 million in initial funding and up to an additional $8.5 million of capital available in subsequent tranches. Any portion of the Perceptive Credit Facility that has not been drawn by December 31, 2015 will terminate. The loans outstanding under the Perceptive Credit Facility will accrue interest at an annual rate equal to an applicable margin of nine percent plus one-month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1%. The interest is payable in monthly installments of interest only through August 2018. In April 2016 we will initiate the repayment of the principal in monthly installments of $200,000 and then principal and interest thereafter in monthly installments through August 2018, with the outstanding balance to be repaid in full at the end of August 2018. Borrowings under the Perceptive Credit Facility are to be secured by a substantial portion of our tangible assets and intellectual property.

Following the closing of our initial public offering, we issued to Perceptive 106,250 warrants at an exercise price of $8.80. If and when we make any additional draw under the Perceptive Credit Facility, we will issue to Perceptive an additional 164,205 warrants at the same exercise price. See “Subsequent Event” in the Final Prospectus.

On September 17, 2014, we completed our initial public offering of common shares in which we sold an aggregate of 8,000,000 common shares at a price to the public of $7.00 per share. The net proceeds to us from the offering were approximately $49.1 million, after deducting the estimated underwriting discounts and commissions and offering expenses.

Funding requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least 26 months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to complete the development of our clinical-stage product candidates and to continue to advance the development of our other product candidates. In addition, if we receive regulatory approval for AFM13, AFM11 or AFM21, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company following this offering. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Final Prospectus.

Contractual Obligations and Commitments

The following are material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Final Prospectus.

In connection with our initial public offering, all of our outstanding preferred shares were converted into common shares. See “Corporate Reorganization.” Accordingly, the €77.9 million payment due to holders of our preferred shares as of December 31, 2013 reflected in the Final Prospectus is no longer owed.

In July 2014, the Company entered into the Perceptive Credit Facility and drew an amount of $5.5 million as of July 31, 2014. The loan is measured at amortized cost using the effective interest method. Interest costs of €101 and foreign exchange losses of €234 have been recognized in profit or loss in the three and nine months ended September 30, 2014. At initial recognition, the fair value of the warrant of €613 was recognized in equity (see Note 6 to our financial statements as of and for the three and nine month period ending September 30, 2014). The Company believes that the fair value of the liability does not differ significantly from its carrying amount of €3,670 as of September 30, 2014 due to the limited time passed after issuance.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the three and nine months ended September 30, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Final Prospectus.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Final Prospectus, except for accounting policies and estimates applied for the first time related to equity-settled share based payment plans and equity instruments issued in the fourth quarter. The fair value of equity instruments was determined using the Black-Scholes-Merton formula. Input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free rate and the time to maturity of the option were estimated by management (see Note 3 to our financial statements as of and for the three and nine month period ending September 30, 2014).

Recent Accounting Pronouncements

Except for IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) for which the impact cannot be determined with sufficient reliability, there are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2014 that would be expected to have a material impact on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Final Prospectus. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2014, our accumulated deficit was €94.7 million;

•	the chance our clinical trials may not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•
our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•
the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•
our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk Factors” in the Final Prospectus.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.